December 30, 2009

Mr. Brick Barrientos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

RE:	Forward Funds (the “Registrant”)
File Nos. 033-48940/811-06722
Post-Effective Amendment No. 66

Dear Mr. Barrientos,

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 66 (“PEA 66”) to the Registrant’s Registration Statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”), as amended.

PEA 66 is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”), and, as indicated on the facing sheet, will become effective on December 31, 2009. PEA 66 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 65 (“PEA 65”) to the Registrant’s Registration Statement on Form N-1A under the 1940 Act, which was filed on October 30, 2009 to register Class M shares, a new class to the following existing series of the Registrant: Forward Emerging Markets Fund, Forward Global Infrastructure Fund, Forward International Small Companies Fund, Forward Long/Short Credit Analysis Fund, Forward Select Income Fund, Forward Small Cap Equity Fund, and Tactical Growth Fund (the “Funds”).

Pursuant to your request, this letter responds to comments you provided to me in a telephonic discussion on Tuesday, December 15, 2009, regarding Post-Effective Amendment No. 65 to the Registration Statement on Form N-1A. Below we either responded to your questions/comments or have described how the Registrant will address your comments in a Post-Effective Amendment to the Registrant’s Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.

Responses to Comments

The responses to your comments below are numbered according to the order in which you provided such comments. Capitalized terms have the same meaning as defined in the Prospectus or Statement of Additional Information (“SAI”), as applicable, unless otherwise indicated.

Prospectus

1)

Comment:    For the Forward Emerging Market Fund’s and Forward Long/Short Credit Analysis Fund’s Annual Fund Operating Expenses Table: Either extend the contractual fee waiver/expense reimbursement from one year from the effective date of the registration statement or delete the Fee Waiver/Net Expenses line item from the table.

Response:    The Forward Emerging Market Fund’s and Forward Long/Short Credit Analysis Fund’s Annual Fund Operating Expense Table has been revised to extend the contractual fee waiver/expense reimbursement until April 30, 2011.

2)	Comment: Please complete the Fee Table and Expense Example for all Funds.

Response:    The Fee Table and Expense Examples were sent to you via e-mail on December 29, 2009.

3)

Comment:    The Forward Global Infrastructure Fund and Forward Select Income Fund may invest in equity securities, including common stocks. Please disclose the market caps of the companies the Funds intend to invest in. If there aren’t any, state as such.

Response:    The Registrant notes that the disclosure contained in the Forward Global Infrastructure Fund’s and Forward Select Income Fund’s “Principal Investment Strategy” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Global Infrastructure Fund and Forward Select Income Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Global Infrastructure Fund and Forward Select Income Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

4)

Comment:    The Forward Global Infrastructure Fund and Forward Select Income Fund may invest in fixed income securities. Please disclose the credit rating of the fixed income securities the Funds intend to invest in.

Response:    The Registrant notes that the disclosure contained in the Forward Global Infrastructure Fund’s and Forward Select Income Fund’s “Principal Investment Strategy” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Global Infrastructure Fund and Forward Select Income Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Global Infrastructure Fund and Forward Select Income Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

5)	Comment: As the Forward Global Infrastructure Fund and Forward Select Income Fund may lend its portfolio securities to generate additional income, disclose the risk of securities lending.

Response:    The Registrant notes that the disclosure contained in the Forward Global Infrastructure Fund’s and Forward Select Income Fund’s “Principal Risks” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Global Infrastructure Fund and Forward Select Income Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Global Infrastructure Fund and Forward Select Income Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

6)	Comment: As the Forward Global Infrastructure Fund and Forward Select Income Fund have the ability to leverage their portfolio by borrowing money, disclose the risk of borrowing and leverage.

Response:    The Registrant notes that the disclosure contained in the Forward Global Infrastructure Fund’s and Forward Select Income Fund’s “Principal Risks” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Global Infrastructure Fund and Forward Select Income Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Global Infrastructure Fund and Forward Select Income Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

7)	Comment: For the Forward Global Infrastructure Fund and Forward Select Income Fund, please disclose the average maturity of the debt instruments in the interest rate risk.

Response:    The Registrant notes that the disclosure contained in the Forward Global Infrastructure Fund’s and Forward Select Income Fund’s “Principal Risks” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Global Infrastructure Fund and Forward Select Income Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Global Infrastructure Fund and Forward Select Income Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

8)	Comment: For the Forward Global Infrastructure Fund and Forward Select Income Fund, if the Funds invest in lower-quality bonds, please disclose the risks associated with junk bonds.

Response:    The Registrant notes that the disclosure contained in the Forward Global Infrastructure Fund’s and Forward Select Income Fund’s “Principal Risks” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Global Infrastructure Fund and Forward Select Income Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Global Infrastructure Fund and Forward Select Income Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

9)

Comment:    For the Forward Global Infrastructure Fund and Forward Select Income Fund, if the Funds invest in small-medium capitalization companies, please disclose the risks associated with investment in small-medium capitalization companies.

Response:    The Registrant notes that the disclosure contained in the Forward Global Infrastructure Fund’s and Forward Select Income Fund’s “Principal Risks” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Global Infrastructure Fund and Forward Select Income Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Global Infrastructure Fund and Forward Select Income Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

10)

Comment:    For the Forward Global Infrastructure Fund, the average annual total return bar chart and table show performance of Class A shares. Please verify Class A shares are the oldest class of shares, otherwise the oldest class of shares should be used.

Response:    Class A shares are the oldest class of shares of the Forward Global Infrastructure Fund.

11)

Comment:    The market capitalization of $4 billion for the Forward International Small Companies Fund is too high; please include a revised definition of the market capitalization for a small capitalization company.

Response:    The Registrant notes that the disclosure contained in the Forward International Small Companies Fund’s “Principal Investment Strategy” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward International Small Companies Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward International Small Companies Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

12)

Comment:    As the Forward International Small Companies Fund discloses that it may invest in equity securities above and beyond common stocks of foreign securities, including preferred stocks, investment company shares, convertible debt securities, warrants, subscription rights and depositary receipts for foreign stock, disclose the risk of investing in preferred stocks, investment company shares, convertible debt securities, warrants, subscription rights and depositary receipts for foreign stock.

Response:    The Registrant notes that the disclosure contained in the Forward International Small Companies Fund’s “Principal Risks” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward International Small Companies Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward International Small Companies Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

13)

Comment:    As the Forward International Small Companies Fund may invest in both domestic and foreign issuers; will the same market capitalization apply to both foreign and domestic issuers? If there is a difference, please state as such.

Response:    The Registrant notes that the disclosure contained in the Forward International Small Companies Fund’s “Principal Investment Strategy” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward International Small Companies Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward International Small Companies Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

14)

Comment:    As the Forward Long/Short Credit Analysis Fund and Forward Tactical Growth Fund may invest in ETFs, please disclose if the Funds invest in leveraged ETFs for longer than one day and if so, please also disclose the risks of investing in leveraged ETFs.

Response:    The Registrant notes that the disclosure contained in the Forward Long/Short Credit Analysis Fund’s and Forward Tactical Growth Fund’s “Principal Risks” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Long/Short Credit Analysis Fund and Forward Tactical Growth Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Long/Short Credit Analysis Fund and Forward Tactical Growth Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

15)

Comment:    The Forward Select Income Fund appears to have a secondary objective of seeking potential for modest long term growth of capital yet the principal investment strategies section does not reflect this secondary investment objective. Either modify the investment objective or the principal investment strategies section to be consistent.

Response:    The Registrant notes that the disclosure contained in the Forward Select Income Fund’s “Objective” and “Principal Investment Strategy” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Select Income Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Select Income Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

16)

Comment:    Under the Principal Risks of Investing in the Forward Select Income Fund, please delete the word “more” from the following sentence, “Should the Fund pursue this strategy, it would be more exposes to risks affecting those issuers than if it held a more diversified portfolio.”

Response:    The sentenced has been revised as follows: “Should the Fund pursue this strategy, it would be more exposed to risks affecting those issuers than if it held a more diversified portfolio.”

17)

Comment:    Please revise the definition of small capitalization stocks for the Forward Tactical Growth Fund. The Russell 2000 is only rebalanced once a year and therefore the largest holding may grow in excess of a smaller capitalization company by the time of the yearly rebalancing of the Russell 2000.

Response:    The Registrant notes that the disclosure contained in the Forward Tactical Growth Fund’s “Principal Investment Strategy” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Tactical Growth Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Tactical Growth Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

18)

Comment:    For the portfolio managers of the Forward Global Infrastructure Fund, Forward Select Income Fund and Forward Tactical Growth Fund, please clarify the specific roles that the portfolio manager has held since 2004 as there currently are ambiguities with respect to their specific positions since 2004.

Response:    The Registrant notes that the disclosure contained in the Forward Global Infrastructure Fund’s, Forward Select Income Fund’s and Forward Tactical Growth Fund’s “Management of the Funds” mirrors disclosure contained in the same section of prospectuses for other share classes of the Forward Global Infrastructure Fund, Forward Select Income Fund and Forward Tactical Growth Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward Global Infrastructure Fund, Forward Select Income Fund and Forward Tactical Growth Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

19)

Comment:    With respect to the Comparable Account for the Forward Tactical Growth Fund, please confirm Broadmark manages no substantially similar accounts or investment companies that have a similar investment objective and strategy as the Fund.

Response:    Broadmark does not manage any other account that has a similar investment objective and strategy as the Forward Tactical Growth Fund.

20)

Comment:    With respect to the Comparable Account for the Forward Tactical Growth Fund, disclose if the Fund’s expenses are higher than the Comparable Account. If the Fund’s expenses are not higher, it would be more appropriate to show the expenses of the Comparable Account, and include the CDSC in the Comparable Account’s performance.

Response:    As the disclosure describes, the performance presented for the Comparable Account has been adjusted to reflect the operating expenses of Class C shares of the Forward Tactical Growth Fund excluding acquired fund fees and expenses and dividend expense on short sales which are included in the total returns presented for the Comparable Account. As the disclosure further describes, the total returns presented for the Comparable Account do not reflect the deduction of the CDSC that would apply for redemptions of Class C shares within one year, and that if the CDSC was included, total returns for the Comparable Account would have been lower. The Registrant feels that this is an appropriate way to present the Comparable Account’s expenses and performance. Accordingly, the Registrant respectfully declines to accept the comment.

21)	Comment: Please include the Financial Highlights for all Funds.

Response:    The Financial Highlights for the Funds were sent to you via e-mail on December 29, 2009.

SAI

Comment:    In the disclosure relating to the payment of portfolio managers of PAM Ltd as sub-advisor to the Forward International Small Companies Fund, please disclose: whether the advisory fee is based on investment performance pre-or post-tax for the accounts managed; over what time period was the performance evaluated; and what performance benchmarks are used.

Response:    The Registrant notes that the disclosure contained in the Forward International Small Companies Fund’s discussion regarding “Portfolio Managers” mirrors disclosure contained in the same section of the statement of additional information for other share classes of the Forward International Small Companies Fund. Accordingly, in the interest of disclosure consistency among the prospectuses for each share class of the Forward International Small Companies Fund, the Registrant respectfully declines to accept the comment. However, the Registrant will note the comment in anticipation of the upcoming annual update.

* * *

I trust that the foregoing is responsive to each of your comments.

* * *

Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/    Erin E. Douglas, Esq.

Erin E. Douglas

cc:	Judith M. Rosenberg, Esq., Chief Compliance Officer and Chief Legal Officer
Mary Curran, Esq., Secretary, Forward Funds
Douglas Dick, Esq., Dechert LLP
Kenneth Earley, Esq., Dechert LLP